Charles S. Kim

T: +1-858-550-6049

ckim@cooley.com

May 6, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Barbara C. Jacobs
Patrick Gilmore

Re:	Tableau Software, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 19, 2013
File No. 333-187683

Dear Ms. Jacobs:

On behalf of Tableau Software, Inc. (“Tableau” or the “Company”), we are submitting this letter and the following information in response to a letter, dated April 30, 2013, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-1, filed on April 2, 2013, and Amendment No. 1 to the Registration Statement of Form S-1, filed on April 19, 2013 (the “Registration Statement”). We are also electronically transmitting for filing Amendment No. 2 to the Registration Statement (the “Amendment”). We are sending a copy of this letter and the Amendment in the traditional non-EDGAR format, including a version of the Amendment that is marked to show changes to the Registration Statement, as filed on April 19, 2013, and will forward a courtesy package of these documents to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amendment. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amendment.

U.S. Securities and Exchange Commission

May 6, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 76

1.	We have reviewed your letter dated April 18, 2013 in response to prior comments 18 and 20 of our letter dated March 12, 2013. In light of the preliminary price range and the previous valuations of your common stock, please provide us with additional details explaining the increase in the fair value of your common stock. In this regard, please address the following items.

•

We note that the preliminary price range was based on high-growth public technology companies that do not have business models similar to the company’s and that the company’s historic valuations was based on more mature public technology companies whose business model is similar to the company’s. Considering the different growth rates and substantially greater market multiples derived from the comparable companies used to determine the preliminary price range, please tell us your consideration for re-evaluating your previous valuations based on these comparable companies from December 2012 through March 2013 considering you disclose on page 83 that in the fourth quarter of 2012, you began discussions with investment banks in preparation for a potential initial public offering.

•

Please provide us with a comparison of the market multiples of the comparable companies used in determining the preliminary price range and the market multiples of the comparable companies used in the historic valuations.

•

We note certain factors that contributed to the increase in the fair value of the company’s common stock including the successful release of Tableau 8.0 in March 2013 and the achievement of the second-highest quarterly revenues in the company’s history. Please tell us whether you considered the successful release of Tableau 8.0 in your previous valuations and if not, please provide the reasons why. Please also tell us why the achievement of the second-highest quarterly revenues was a factor contributing to the increase in the fair value of your common stock in determining the preliminary price range considering the fourth quarter of 2012 had the highest amount of revenues in the company’s history.

The Company advises the Staff that in light of the preliminary initial public offering price range (the “IPO Range”) and the fact that various high-growth public technology companies used in connection with determining the proposed initial public offering price range were not deemed comparable companies in the Company’s historical common stock valuation analyses, the Company has retrospectively reassessed the common stock fair values for financial reporting purposes for all options granted during the time period in question (the options granted on December 4, 2012, December 10, 2012, February 28, 2013 and March 15, 2013), as well as the

U.S. Securities and Exchange Commission

May 6, 2013

fair value for financial reporting purposes of the donation made on December 31, 2012 to the Tableau Foundation (the “Donation”). In connection with these reassessments, the Company utilized the same general valuation methodologies previously used and described in detail in the Registration Statement, but added nearly all the high-growth public companies considered in determining the IPO Range to its comparable company group. As a result:

•

For the December 4, 2012 and December 10, 2012 grants, the reassessed fair value of the Company’s common stock for financial reporting purposes increased from $9.30 to $11.89 per share ($13.21 prior to the application of the 10% discount for lack of marketability (“DLOM”)).

•	For the December 31, 2012 Donation, the Company the reassessed fair value of the Donation for financial reporting purposes increased to be $12.34 per share (after application of the 10% DLOM).

•

For the February 28, 2013 grant, the reassessed fair value of the Company’s common stock for financial reporting purposes increased from $14.95 to $18.23 per share ($19.19 prior to the application of the 5% DLOM).

•

For the March 15, 2013 grant, the reassessed fair value of the Company’s common stock for financial reporting purposes increased from $14.98 to $19.13 per share ($20.13 prior to the application of the 5% DLOM).

Moreover, the Company advises the Staff that though business developments such as the successful release of Tableau 8.0 in March 2013 and the achievement of the second-highest quarterly revenues in the Company’s history were factors that were considered in determining the IPO Range, these were not the material drivers of increased value when compared to the Company’s historical fair value determinations. Rather, as demonstrated by the reassessed fair values described in detail above, the material driver of increased value was the comparable company group utilized.

The Company has revised its financial statements for the year ended December 31, 2012 and the quarter ended March 31, 2013 to reflect the amortization of stock-based compensation and stock-based compensation expense in those periods related to the reassessed fair values described above. The Company has also revised its disclosures on pages 81, 83, 84 and 85 of the Amendment and elsewhere as applicable to describe and reflect the impacts of the fair value reassessment. The applicable revisions to the Company’s financial statements are discussed in detail on paged F-26 and F-27 of the Amendment. The Company respectfully submits to the Staff that the reassessed fair values described above are appropriate.

U.S. Securities and Exchange Commission

May 6, 2013

In addition, the Company advises the Staff that it has analyzed the impact of its fair value reassessment on its operating results and period-over-period trends for the year ended December 31, 2012 and the quarter ended March 31, 2013, and supplementally provides the Staff with the following summary of that analysis:

Analysis of Impact
		FY 2012				Impact of Trend (y/y)
(in thousands, except per share amounts)	FY 2011	As Reported	Reassessed	Change ($)	Change (%)	As Reported	Reassessed	Comment
Revenues	62,360	127,733	127,733	—	0%		NA
Operating income (loss)	3,918	4,532	4,258	(274)	-6%	16%	9%	no overall change
Net income (loss)	3,379	1,598	1,427	(171)	-11%	-53%	-58%	no overall change
Basic EPS - common stockholders	0.04	0.01	0.00	(0)	-100%	-75%	-100%	no overall change
Diluted EPS - common stockholders	0.04	0.01	0.00	(0)	-100%	-75%	-100%	no overall change

		Q1 2013				Impact of Trend (q/q)
	Q1 2012	As Reported	Reassessed	Change ($)	Change (%)	As Reported	Reassessed	Comment
Revenues	24,685	40,018	40,018	—	0%		NA
Operating income (loss)	2,797	(5,441)	(5,747)	(306)	6%	-295%	-305%	no overall change
Net income (loss)	1,057	(3,747)	(4,035)	(288)	8%	-454%	-482%	no overall change
Basic EPS - common stockholders	0.01	(0.11)	(0.12)	(0)	9%	-1200%	-1300%	no overall change
Diluted EPS - common stockholders	0.01	(0.11)	(0.12)	(0)	9%	-1200%	-1300%	no overall change

Although the Company acknowledges that the impact of the additional stock-based expense for the year ended December 31, 2012 and the quarter ended March 31, 2013 could be seen as quantitatively material (more than 5% of operating income and net income), the quantitative impact was offset by the qualitative facts, including the following:

•

The misstatement does not mask a change in earnings or other trends. The misstatement also does not change a loss into income or vice versa. For the year ended December 31, 2012, operating income and net income continue to be recorded, and for the quarter ended March 31, 2013, operating loss and net loss have increased slightly.

•

The misstatement does not hide a failure to meet expectations for the enterprise. The Company’s current investors, as well as management, evaluate the Company based on results of revenue and cash flows from operations. Stock-based expense is a non-cash item, and thus the misstatement has no impact on revenue or cash flows from operations.

•

As stated above, stock-based expense is a non-cash item, and is commonly excluded from investors’ financial analysis. The Company reports both GAAP and Non-GAAP financial results, whereby stock-based expense is already excluded from Non-GAAP results. As such, the misstatement has no impact on the already reported Non-GAAP results.

•	The misstatement does not affect the Company’s compliance with any regulatory requirements or loan covenants.

U.S. Securities and Exchange Commission

May 6, 2013

•	The misstatement does not have the effect of increasing management’s compensation as bonus plans exclude any impact of stock-based compensation expense.

•	Stock-based expense includes the use of estimates and is not an item “capable of precise measurement” in a private company setting.

The Company also considered the additional qualitative facts included in SEC Staff Accounting Bulletin Number 99 and advises the Staff that none of those facts which are set forth below are applicable to the Company:

•	The misstatement hides a failure to meet analysts’ consensus expectations for the Company.

•	The misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability.

•	The misstatement involves concealment of an unlawful transaction.

Due to these qualitative factors, the Company respectfully submits to the Staff that the changes resulting from the reassessed fair values are not material to the Company’s financial statements for the year ended December 31, 2012 or for the quarter ended March 31, 2013. Therefore, the Company, in consultation with its independent auditors, concluded that these adjustments would be recorded as a revision to its financial statements, and not a restatement.

Finally, the Company advises the Staff that it has reviewed the impact of the additional stock-based compensation expense resulting from the reassessment described above on its operating results for the quarter ended March 31, 2013, and supplementally provides the Staff with a summary of that impact below:

		Q1 2013				Impact of Trend (q/q)
	Q1 2012	As Reported	Reassessed	Change ($)	Change (%)	As Reported	Reassessed	Comment
Revenues	24,685	40,018	40,018	—	0%		NA
Operating income (loss)	2,797	(5,441)	(6,021)	(580)	11%	-295%	-315%	no overall change
Net income (loss)	1,057	(3,747)	(4,206)	(459)	12%	-454%	-498%	no overall change

The Company submits to the Staff that, if the above adjustments were recorded in the financial statements for the quarter ended March 31, 2013, there would be an out-of-period difference related to the additional stock-based expense from December 2012 as follows:

	Q1 2013 as adjusted
	Balance	Out of Period	% Impact
Revenues	40,018	—	0.0%
Operating income (loss)	(6,021)	(274)	4.6%
Net income (loss)	(4,206)	(171)	4.1%

U.S. Securities and Exchange Commission

May 6, 2013

The Company respectfully submits to the Staff that, as shown above, although this out-of-period adjustment would not be material to the financial statements for the quarter ended March 31, 2013, the Company determined that it was appropriate to record the additional stock-based expense in the periods in which the related securities in question were granted (2012 and 2013) because (1) the Company was unable to determine with certainty whether the out-of-period adjustment would be material to the financial statements for the full fiscal year and (2) it believed recording the additional stock-based expense in the periods in which they would have been recorded had the securities in question originally been issued at the reassessed values would be clearer to investors and help avoid confusion.

Business

Intellectual Property, page 107

2.	We note your response to prior comment 5 regarding your licensing agreement with Stanford. Please clarify that if either Tableau or Stanford declines to join in an enforcement action and share in litigation costs, that party will not be able to share in any recovery.

In response to the Staff’s comment, as requested, the Company has revised its disclosure on page 99 of the Amendment to clarify the recovery consequences if either Tableau or Stanford declines to join in an enforcement action and share in litigation costs.

*        *        *

Please contact me at (858) 550-6049 or Jodie M. Bourdet of Cooley LLP at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Charles S. Kim

Charles S. Kim

Cooley LLP

cc:	Christian Chabot, Tableau Software, Inc.

Tom Walker, Tableau Software, Inc.

Keenan Conder, Tableau Software, Inc.

Jodie M. Bourdet, Cooley LLP

Jeffrey R. Vetter, Fenwick & West LLP

James D. Evans, Fenwick & West LLP

Stephen Sommerville, PricewaterhouseCoopers LLP